April 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner Daniel Gordon Jason Drory Laura Crotty

Re:	Fortress Value Acquisition Corp. II Preliminary Proxy Statement on Schedule 14A Filed March 12, 2021 File No. 001-39439

Ladies and Gentlemen:

On behalf of our client, Fortress Value Acquisition Corp. II (the “Company”), we hereby acknowledge receipt of the letter dated April 8, 2021 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on March 12, 2021 (the “Proxy Statement”). The Comment Letter further requests that the Company respond to the Staff’s comments within 10 business days of the date thereof or advise the Staff when the Company will respond.

The Company is evaluating the recent Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, dated April 12, 2021, and will provide a response to the Comment Letter and file an amended proxy statement as soon as practicable.

Please direct any communications to the undersigned at (212) 735-2082 or blair.thetford@skadden.com, or to Joseph A. Coco at (212) 735-3050 or joseph.coco@skadden.com.

Very truly yours,

/s/ Blair T. Thetford
Blair T. Thetford

cc:	Alexander Gillette General Counsel Fortress Value Acquisition Corp. II Joseph A. Coco Skadden, Arps, Slate, Meagher & Flom LLP James R. Griffin Weil, Gotshal & Manges LLP